P.E. 2/1/02

02012698

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Press Release

IL SOLE 24 ORE RADIOCOR – SO.L.E. (Enel Group) REACH AGREEMENT ON DIFFUSION OF NEWS AND ADVERTS

Rome, December 20, 2001 – Il Sole 24 Ore Radiocor and the Enel Group company So.l.e. have signed an agreement regarding the creation, management and implementation of video systems for the diffusion of news and advertisements.

Broadcasting of the integrated daily schedules will be handled by So.l.e.'s service center, using a variety of means of communication such as, for example, the "Communication Lanterns", consisting of lighted panels with LED display units integrated with video systems, located in public spaces such as airports, stations, shopping malls and even incorporated into lampposts.

Under the agreement Il Sole 24 Ore Radiocor will be responsible for providing the content, and in particular the creation of integrated schedules that will be differentiated according to the geographical location of the video terminals and the specific characteristics of the users of the service.

The schedules will include current affairs, financial news, weather, sports and national and local news, all updated in real time.

The first project to be carried out under the agreement will be the installation of a video communication network at Rome's Fiumicino Airport.

Enel

AEM TORINO
AZIENDA ENERGETICA METROPOLITANA TORINO S.p.A.

Press Release

ENEL SELLS AEM TORINO THE CITY'S ELECTRICITY NETWORK

From January 1, 2002 AEM Torino to be Turin's sole electricity supplier

Rome, December 21, 2001 – AEM Torino and Enel Distribuzione today signed the agreement for the transfer of ownership of the division of Enel Distribuzione responsible for the distribution and sale of electricity within the city of Turin to AEM Torino. The switch is to take place at the end of 2001.

The process of implementing the provisions of art. 9 of Legislative Decree no. 79 of March 16, 1999 (the "Bersani" Decree), designed to reorganize Italy's electricity market, in the area of Turin has thus been completed.

AEM Torino is to pay Enel Distribuzione the sum of ITL 480 billion (around 248 million euros), representing the value of the division duly established by an arbitration panel.

Responsibility for operation of the distribution network will be transferred from Enel Distribuzione to AEM Torino as of January 1, 2002.

AEM Torino's acquisition of Enel Distribuzione's urban network will allow for a progressive integration and rationalization of the two distribution networks, which currently are managed separately by AEM Torino and Enel, giving rise to operating synergy.

Enel's urban network serves around 293,000 customers via its 800 km of MV power lines and over 1,700 km of LV lines. Following the acquisition, therefore, AEM Torino will have a customer base numbering around 540,000, served via a complex of MV and LV networks of more than 5,300 km in length.

Press Release

VIESGO BECOMES PART OF THE ENEL GROUP. ENEL AND ENDESA SIGN DEFINITIVE AGREEMENT AFTER OBTAINING THE GO-AHEAD FROM THE RELEVANT SPANISH AND EUROPEAN UNION AUTHORITIES

- *The Chief Executive of Enel, Franco Tatò, and the Chief Executive of Endesa, Rafael Miranda, today signed in Madrid, in the presence of the Chairmen of Enel and Endesa, Chicco Testa and Rodolfo Martin Villa, the definitive deed of transfer of the ownership of Viesgo to Enel.*
- *With this transaction a new player enters the Spanish electricity market, active in the distribution of electricity (in the autonomous regions of Asturia, Cantabria, Castillia Leon and Galizia), as well as in generation (with plants in Andalusia, Aragona, Asturia, Cantabria, Castillia-La Mancha, Castillia Leon and Catalonia).*
- *Viesgo boasts generating capacity of 2,365 MW and 500,703 customers in distribution.*
- *Enel, with this acquisition, enters as the fifth-largest integrated operator in the Spanish electricity market, which has one of the highest rates of growth in Europe.*

Madrid, January 8, 2002 – Endesa and Enel today signed in Madrid the definitive deed of sale of Viesgo to Enel, which was awarded the company after a competitive auction which ended in September 2001. The signing was carried out in accordance with the pre-established terms, after receiving the authorization of the Spanish and European authorities.

The signatories were the Chief Executive of Endesa, Rafael Miranda, and the Chief Executive of Enel, Franco Tatò, in the presence of the two Chairmen, Rodolfo Martín Villa of Endesa and Chicco Testa of Enel, and the industry representative of the region of Cantabria, Pedro Nalda.

The price paid by Enel for 100% of the shares of the company was 1,870 million euros, plus 277 million euros in debt.

The conclusion of this transaction paves the way for the entry into the Spanish electricity market of a new player, active in electricity distribution in the autonomous regions of Asturia, Cantabria, Castillia Leon and Galizia, as well as in generation, with plants in Andalusia, Aragona, Asturia, Cantabria, Castillia-La Mancha, Castillia Leon and Catalonia.

These activities ensure the company a significant share (5%) of the peninsula's installed capacity, and 2.4% of the distribution sector, which will contribute to greater competitiveness in this market.

Immediately following the signing, there was a meeting of the new Board of Directors of Viesgo, whose members are: Miguel Antoñanzas, Vincenzo Cannatelli, Antonino Craparotta, Gian Filippo Mancini, Ricardo Rueda, Francesco Starace and Paolo Pallotti. The new board appointed Ricardo Rueda as Chairman and Miguel Antoñanzas as Chief Executive.

Viesgo's Activities

The Viesgo Group, the fifth-largest Spanish electricity operator, consists of three companies: a holding company and two operating companies (one active in the distribution of electricity and the other in its generation).

The distribution activities are carried out entirely by Electra de Viesgo I, which also owns a 54.8% stake in Begasa, with a total of 500,703 customers, whose demand for energy in 2000 was 4,870 GWh. Electra de Viesgo I activities extend from Cantabria to the areas of Asturia, Palencia, Burgos and Lugo.

As far as its generation activities are concerned, Viesgo has installed capacity of 2,365 MW with plants in Andalusia, Aragona, Asturia, Cantabria, Castillia-La Mancha, Castillia Leon, and Catalonia. The plants are thus divided: coal fueled 944 MW (40%), gas fueled 753 MW (32%), hydro-electric 307 MW (13%) and hydro-electric with pump storage 361 MW (15%). In 2000, the generation of electricity was 7,483 GWh.

The coal plants are the following: Cercs (160 MW), Escucha (160 MW), Puertollano (221 MW), Escatrón (80 MW) and Puente Nuevo (324 MW). The gas plant at Algeciras produces 753 MW. The hydro-electric plants include plants in Picos (32 MW), Navia (162 MW), Alto Esla, (85 MW) and the plant at Aguayo (389 MW, of which 361 MW from pump storage and 28 MW from conventional sources).

Press Release

ENEL: ENEL.SI FRANCHISING PROJECT TOGETHER WITH SVILUPPO ITALIA

Rome, January 15, 2002 - Enel.si, the Enel Group's system engineering and integrated services company, and Sviluppo Italia have signed an agreement for the development of companies in Southern Italy that serve households and firms in the areas of electrical-system safety, energy saving and comfort.

The agreement, one of the most significant entered into so far by Sviluppo Italia in application of Legislative Decree 185/2000 (which contains the consolidating act for self-employment and independent entrepreneurship), will allow the creation of 150 new companies as Enel.si franchised dealers, which must be established within five years, utilizing the new legislation favoring self-employment through the disbursement of funds to aid new enterprises in Southern Italy, up to a total amount of 38 billion lire (about 20 million euros).

Sviluppo Italia will see to the selection and business training of new Enel.si franchisees in the regions of Southern Italy (Abruzzi, Basilicata, Calabria, Campania, Molise, Apulia, Sicily, Sardinia). The chosen franchisees will be able to take advantage of concessionary financing that may cover 100% of the investment expenses and part of the start-up costs; special-rate loans will also be provided for initial investments and non-recoverable contributions for the first year of operation.

Enel.si will initially provide the cooperation needed for the evaluation of companies interested in the agreement, and subsequently will see to the training and assistance of those selected in the start-up phase of their businesses.

The Enel.si network will cover all of Italy with 2,500 shops by 2004. Of these, about 1,000 will be in Southern Italy.

Enel

Press Release

ENEL: ENEL GREEN POWER IS BORN

The new name for Erga, the Enel Group's renewable-energy company

Rome, January 22, 2002 - With the coming of the new year, Erga, the Enel Group company which is the world leader in the production of electricity from renewable sources, has changed its name to Enel Green Power.
Announcing the name change, Paolo Pietrogrande, the Company's chief executive, explained the choice:
"Enel Green Power makes it explicit that we are a part of the Enel Group, indicates what we do (green energy, that is, from renewable sources) and it's in English because we are an international player with over 300 colleagues whose native language is English (CHI Energy in the United States), French (CHI Energy in Quebec, Canada) or Spanish (EGI in Costa Rica, Guatemala, El Salvador and Chile)".

Enel Green Power S.p.A. is the Enel Group company which is the world leader in the generation of electricity exclusively from renewable sources. With headquarters in Pisa, Enel Green Power and its subsidiaries CHI Energy (headquartered in Stamford, CT, USA) and EGI (with headquarters in Costa Rica) operate over 400 power plants in Italy, North America and Latin America with a total installed capacity of over 2,500 MW, exclusively produced by geo-thermal, hydro-electric, wind-driven, photovoltaic and biomass plants.
Enel Green Power also offers a vast range of services to industry through its workshops, laboratories, and drilling and engineering units.

Enel

Press Release

Revenue up 7% and Gross Operating Profit (Ebitda) grows by over 3%. Significant contribution from diversified activities

ENEL APPROVES PRELIMINARY 2001 CONSOLIDATED DATA

Rome, January 28, 2002 – The Board of Directors of Enel S.p.A., convened today under the chairmanship of Chicco Testa, examined the preliminary consolidated data regarding operations in 2001.

Comparisons between 2000 and 2001 are on a pro-forma basis to take into account the inclusion of telecommunications.

Revenue was over 28,800 million euros, an increase of about 7% compared with 2000, with a significant contribution from diversified activities and Wind.

In 2001, electricity dispatched was around 244 TWh, an increase of almost 3% compared with 2000. Last year, electricity sold totaled around 205 TWh, compared with 222 TWh in 2000. Of these, about 27 TWh were sold on the free market, a share of 34% of that market.

Gross Operating Profit was about 8,500 million euros, compared with 8,220 million euros a year earlier, growing by more than 3%, in part thanks to the contribution of Wind which, for the first time, registered positive Ebitda for the full year.

Net debt at the end of the year stood at about 22,100 million euros, down from pro-forma 22,426 million euros at the end of 2000. The debt-to-estimated equity ratio was below 1.1:1.

The number of employees fell by more than 10% to 72,660 at the end of the period. Of these reductions, 8,400 were in the electricity sector, 2,388 of which stemming from asset sales during the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By: [signature]

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: February 1, 2002